SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                             Hawaiian Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    419879101
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                                 (CUSIP Number)

                              Triage Management LLC
                                 491 City Avenue
                                    Suite 526
                              Bala Cynwyd, PA 19004

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  419879101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Triage Management LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,617,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,617,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,617,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.68%

14.  TYPE OF REPORTING PERSON*

     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  419879101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leon Frenkel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     PF,  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,632,300

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,632,300

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,632,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.73%

14.  TYPE OF REPORTING PERSON*

     IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  419879101
           ---------------------

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Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock (the "Shares") of Hawaiian Holdings, Inc. (the "Company"). The Company's principal offices are located at 3375 Koapaka Street, Suite G-350, Honolulu, Hawaii 96819.

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Item 2.  Identity and Background.

     (a)This statement is filed by the entities and persons listed below, all of whom worked together are referred to herein as the "Reporting Persons."

                (i) TRIAGE Management LLC

                    TRIAGE Management LLC, a Delaware limited liability company ("TRIAGE") is general partner of Triage Capital Management L.P. and Triage Capital Management B, L.P., each a Delaware limited partnership, is an adviser to Triage Advisors, L.L.C, a Delaware limited liability company that serves as the investment manager of Triage Offshore Fund, Ltd., a Cayman Islands exempted company, and is an adviser to OTA LLC, a Delaware limited liability company, for whom TRIAGE has shared investment discretion over the Shares held by OTA LLC, with respect to the Shares held by the foregoing entities.

               (ii) Leon Frenkel

                    Leon Frenkel ("Frenkel"), the managing member of TRIAGE with respect to the Shares held by Triage Capital Management L.P., Triage Capital Management B, L.P. and Triage Offshore Fund, Ltd. as well as the general partner of Periscope Partners, L.P., a Delaware limited partnership, ("Periscope") with respect to Shares held by Periscope.

     (b) The address of the principal business and principal office of the Reporting Persons is 401 City Avenue, Suite 526 Bala Cynwyd, PA 19004.

     (c) The principal business of TRIAGE is to act as the general partner of Triage Capital Management L.P. and Triage Capital Management B, L.P. and as an advisor to Triage Advisors, L.L.C. The principal business of Frenkel is serving as the managing member of TRIAGE and Triage Advisors, L.L.C. and serving as general partner of Periscope.

     (d) Neither TRIAGE or Frenkel has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither TRIAGE or Frenkel has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of TRIAGE is set forth above. Frenkel is a citizen of the United States.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The net investment cost (including commissions) for the 1,632,300 Shares held by entities managed or advised by TRIAGE or owned by Periscope is $5,169,770. The consideration for such acquisitions was obtained from the working capital of the entities managed or advised by TRIAGE, or, in the case of Periscope, from Frenkel.

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Item 4.  Purpose of Transaction.

         The Company is a holding company that conducts its operations through its wholly-owned subsidiary, Hawaiian Airlines, Inc. (the "Subsidiary"). The Subsidiary filed for bankruptcy in the United States Bankruptcy Court for the District of Hawaii (the "Bankruptcy Court") on March 21, 2003 (the "Bankruptcy Case").

         Triage Capital Management L.P., Triage Capital Management B, L.P., Triage Offshore Fund, Ltd. and Periscope acquired the Shares for investment purposes and in the ordinary course of business; these acquisitions of Shares were not made for the purpose of acquiring control of the Company. TRIAGE and Frenkel are examining their options with respect to the possibility of taking actions that it believes will maximize the value of the Shares.

         TRIAGE believed that the Subsidiary's operating performance improved materially in 2003 (see the Subsidiary's Form 8-K's, which are filed by the Company with the U.S. Securities and Exchange Commission). As a result, the entities that are managed or advised by TRIAGE, as shareholders of the Company, have a significant interest in the Bankruptcy Case and may seek to enforce their interests to the extent permitted under all applicable laws. TRIAGE and Frenkel feel that the interests of the non-insider, minority shareholders of the Company, including those of the entities managed or advised by TRIAGE and Periscope, may not be adequately represented and protected by the Company or by the Trustee appointed to the Bankruptcy Case. Accordingly, TRIAGE and Frenkel are considering engaging in discussions with other stockholders of the Company, Company management, the Trustee and other constituents in the Bankruptcy Case in order to protect the interests of the entities managed or advised by TRIAGE and Periscope, although TRIAGE and Frenkel have not committed to any such actions. In the course of any such discussions, TRIAGE and/or Frenkel may advocate a particular course of action.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares and other investment considerations. Neither Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         Neither of the Reporting Persons, except to the extent the foregoing may be deemed a plan or proposal, has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5.  Interest in Securities of the Issuer.

          (a)  TRIAGE

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for TRIAGE is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased and price per share for all transactions in the Shares during the past 60 days by TRIAGE and Frenkel are set forth in Schedule A and were all effected in broker transactions.

               (d) Frenkel is the managing member of TRIAGE.

               (e) Not applicable.


          (b)  Frenkel

               (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Frenkel is incorporated herein by reference.

               (c) The trading dates, number of Shares purchased and price per share for all transactions in the Shares during the past 60 days by TRIAGE and Frenkel are set forth in Schedule A and were all effected in broker transactions.

          (d)  Not applicable.

          (e)  Not applicable.

               TRIAGE, as general partner of Triage Capital Management L.P. and Triage Capital Management B, L.P., and an adviser to Triage Advisors, L.L.C, a Delaware limited liability company that serves as the investment manager of Triage Offshore Fund, Ltd. may be deemed to be the beneficial owner of all such Shares owned by the foregoing entities. Frenkel, as the managing member of TRIAGE, may be deemed to be the beneficial owner of all such Shares held by Triage Capital Management L.P., and Triage Capital Management B, L.P. and Triage Offshore Fund, Ltd. as well as those Shares held by Periscope.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


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Item 7.  Material to be Filed as Exhibits.

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

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

                                   SCHEDULE A

Date of                Number of                    Shares Price
Transaction            Common Purchased             Per Share
-----------            ----------------             ---------

 2/3/04                      50,000                     3.86

 2/4/04                     297,000                     3.74

3/23/04                     100,000                     3.65

3/23/04                     100,000                     3.73

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TRIAGE MANAGEMENT LLC

                                    By:  /s/ Leonid Frenkel
                                         ---------------------
                                         Leonid Frenkel
                                         Managing Member



                                         /s/ Leonid Frenkel
                                         ---------------------
                                             Leonid Frenkel

Date: April 8, 2004



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  EXHIBIT INDEX

EXHIBIT 1          Joint Acquisition Statement Pursuant to Section 240.13d1(k)

Joint Acquisition Statement
Pursuant to Section 240.13d1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.



                                    TRIAGE MANAGEMENT LLC

                                    By:  /s/ Leonid Frenkel
                                         ---------------------
                                         Leonid Frenkel
                                         Managing Member



                                         /s/ Leonid Frenkel
                                         ---------------------
                                             Leonid Frenkel

Date: April 8, 2004


03108.0002 #475304